UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2003.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT DECEMBER 31, 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	832,065,740	100	697,379,233	100
2	**CURRENT ASSETS**	168,080,928	20	123,653,715	18
3	CASH AND SHORT-TERM INVESTMENTS	73,165,291	9	43,876,446	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	30,986,954	4	28,869,782	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	36,104,776	4	26,502,518	4
6	INVENTORIES	27,823,907	3	24,404,969	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	12,346,569	1	8,751,084	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,470,400	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	9,462,694	1	6,933,212	1
11	OTHER INVESTMENTS	1,413,475	0	1,817,872	0
12	**PROPERTY, PLANT AND EQUIPMENT**	526,188,115	63	486,097,969	70
13	PROPERTY	286,180,397	34	235,757,550	34
14	MACHINERY AND INDUSTRIAL	592,120,651	71	489,194,929	70
15	OTHER EQUIPMENT	32,912,151	4	31,983,183	5
16	ACCUMULATED DEPRECIATION	469,071,453	56	410,154,695	59
17	CONSTRUCTION IN PROCESS	84,046,369	10	139,317,002	20
18	**DEFERRED ASSETS (NET)**	5,164,078	1	6,185,684	1
19	**OTHER ASSETS**	120,286,050	14	72,690,781	10
20	**TOTAL LIABILITIES**	783,096,899	100	596,683,684	100
21	**CURRENT LIABILITIES**	135,414,659	17	113,770,566	19
22	SUPPLIERS	32,867,957	4	29,270,622	5
23	BANK LOANS	52,635,505	7	45,271,429	8
24	STOCK MARKET LOANS	6,734,181	1	5,803,009	1
25	TAXES TO BE PAID	35,122,733	4	26,693,674	4
26	OTHER CURRENT LIABILITIES	8,054,283	1	6,731,832	1
27	**LONG - TERM LIABILITIES**	356,951,055	46	261,906,272	44
28	BANK LOANS	170,032,896	22	146,294,999	25
29	STOCK MARKET LOANS	186,918,159	24	115,611,273	19
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	607,014	0	883,850	0
32	**OTHER LIABILITIES**	290,124,171	37	220,122,996	37
33	**CONSOLIDATED EQUITY**	48,968,841	100	100,695,549	100
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	48,968,841	100	100,695,549	100
36	**CONTRIBUTED EQUITY**	86,138,424	176	10,222,463	10
37	PAID-IN CAPITAL STOCK (NOMINAL)	86,138,424	176	10,222,463	10
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(37,169,583)	(76)	90,473,086	90
42	RETAINED EARNINGS AND CAPITAL RESERVE	(123,456,150)	(252)	120,965,199	120
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	128,068,715	262	0	0
45	**NET INCOME FOR THE YEAR**	(41,782,148)	(85)	(30,492,113)	(30)

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S.	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**73,165,291**	**100**	**43,876,446**	**100**
46	CASH	21,507,293	29	17,943,683	41
47	SHORT-TERM INVESTMENTS	51,657,998	71	25,932,763	59
18	**DEFERRED ASSETS (NET)**	**5,164,078**	**100**	**6,185,684**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	5,164,078	100	6,185,684	100
21	**CURRENT LIABILITIES**	**135,414,659**	**100**	**113,770,566**	**100**
52	FOREIGN CURRENCY LIABILITIES	54,490,594	40	46,550,162	41
53	MEXICAN PESOS LIABILITIES	80,924,065	60	67,220,404	59
24	**STOCK MARKET LOANS**	**6,734,181**	**100**	**5,803,009**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	6,734,181	100	5,803,009	100
26	**OTHER CURRENT LIABILITIES**	**8,054,283**	**100**	**6,731,832**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	8,054,283	100	6,731,832	100
27	**LONG - TERM LIABILITIES**	**356,951,055**	**100**	**261,906,272**	**100**
59	FOREIGN CURRENCY LIABILITIES	336,228,833	94	254,906,272	97
60	MEXICAN PESOS LIABILITIES	20,722,222	6	7,000,000	3
29	**STOCK MARKET LOANS**	**186,918,159**	**100**	**115,611,273**	**100**
61	BONDS	186,918,159	100	115,611,273	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**607,014**	**100**	**883,850**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	607,014	100	883,850	100
32	**OTHER LIABILITIES**	**290,124,171**	**100**	**220,122,996**	**100**
68	RESERVES	285,756,927	98	215,788,278	98
69	OTHERS LIABILITIES	4,367,244	2	4,334,718	2
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**128,068,715**	**100**	**0**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	128,068,715	100	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	32,666,269	9,883,149
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**626,141,406**	**100**	**481,437,117**	**100**
2	COST OF SALES	209,126,252	33	157,802,482	33
3	**GROSS INCOME**	**417,015,154**	**67**	**323,634,635**	**67**
4	OPERATING EXPENSES	51,820,438	8	47,105,550	10
5	**OPERATING INCOME**	**365,194,716**	**58**	**276,529,085**	**57**
6	TOTAL FINANCING COST	27,881,390	4	13,347,073	3
7	**INCOME AFTER FINANCING COST**	**337,313,326**	**54**	**263,182,012**	**55**
8	OTHER FINANCIAL OPERATIONS	(3,242,536)	(1)	83,620	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**340,555,862**	**54**	**263,098,392**	**55**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	382,338,010	61	293,590,505	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(41,782,148)**	**(7)**	**(30,492,113)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(41,782,148)**	**(7)**	**(30,492,113)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(41,782,148)**	**(7)**	**(30,492,113)**	**(6)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(41,782,148)**	**(7)**	**(30,492,113)**	**(6)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**(41,782,148)**	**(7)**	**(30,492,113)**	**(6)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**626,141,406**	**100**	**481,437,117**	**100**
21	DOMESTIC	387,251,399	62	314,270,644	65
22	FOREIGN	238,890,007	38	167,166,473	35
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**27,881,390**	**100**	**13,347,073**	**100**
24	INTEREST PAID	21,397,813	77	19,610,439	147
25	EXCHANGE LOSSES	25,384,243	91	0	0
26	INTEREST EARNED	7,161,451	26	5,837,517	44
27	EXCHANGE PROFITS	0	0	425,849	3
28	GAIN DUE TO MONETARY POSITION	(11,739,215)	(42)	0	0
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(3,242,536)**	**100**	**83,620**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,242,536)	(100)	83,620	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**382,338,010**	**100**	**293,590,505**	**100**
32	INCOME TAX	382,338,010	100	293,590,505	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
36	TOTAL SALES				
37	NET INCOME OF THE YEAR				
38	NET SALES (**)	626,141,406		481,437,117	
39	OPERATION INCOME (**)	365,194,716		276,529,085	
40	NET INCOME OF MAJORITY INTEREST (**)	(41,782,148)		(30,492,113)	
41	NET CONSOLIDATED INCOME (**)	(41,782,148)		(30,492,113)	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM OCTOBER 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**173,131,844**	**100**	**148,172,228**	**100**
2	COST OF SALES	68,369,515	39	40,865,324	28
3	**GROSS INCOME**	**104,762,329**	**61**	**107,306,904**	**72**
4	OPERATING EXPENSES	15,409,457	9	13,044,423	9
5	**OPERATING INCOME**	**89,352,872**	**52**	**94,262,481**	**64**
6	TOTAL FINANCING COST	15,814,738	9	5,800,014	4
7	**INCOME AFTER FINANCING COST**	**73,538,134**	**42**	**88,462,467**	**60**
8	OTHER FINANCIAL OPERATIONS	546,477	0	(780,789)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**72,991,657**	**42**	**89,243,256**	**60**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	106,640,123	62	93,350,499	63
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(33,648,466)**	**(19)**	**(4,107,243)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**(33,648,466)**	**(19)**	**(4,107,243)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(33,648,466)**	**(19)**	**(4,107,243)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(33,648,466)**	**(19)**	**(4,107,243)**	**(3)**
19	NET INCOME OF MINORITY INTEREST			0	
20	**NET INCOME OF MAJORITY INTEREST**	**(33,648,466)**	**(19)**	**(4,107,243)**	**(3)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**173,131,844**	**100**	**148,172,228**	**100**
21	DOMESTIC	106,656,557	62	94,327,999	64
22	FOREIGN	66,475,287	38	53,844,229	36
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**15,814,738**	**100**	**5,800,014**	**100**
24	INTEREST PAID	7,222,987	46	4,908,654	85
25	EXCHANGE LOSSES	22,783,679	144	2,070,619	36
26	INTEREST EARNED	2,452,713	16	1,179,259	20
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(11,739,215)	(74)	0	0
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**546,477**	**100**	**(780,789)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	546,477	100	(780,789)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**106,640,123**	**100**	**93,350,499**	**100**
32	INCOME TAX	106,640,123	100	93,350,499	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO DECEMBER 31, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**(41,782,148)**	**(30,492,113)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	102,214,593	79,885,563
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**60,432,445**	**49,393,450**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(20,969,397)	(323,100)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**39,463,048**	**49,070,350**
6	CASH FLOW FROM EXTERNAL FINANCING	69,237,456	67,993,689
7	CASH FLOW FROM INTERNAL FINANCING	(9,712,028)	(2,152,789)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**59,525,428**	**65,840,900**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(69,699,631)**	**(85,476,668)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	29,288,845	29,434,582
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	43,876,446	14,441,864
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	73,165,291	43,876,446

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**102,214,593**	**79,885,563**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	41,116,168	31,620,059
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	38,735,065	37,134,827
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	34,102,575	2,869,666
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(11,739,215)	0
17	+(-) OTHER ITEMS	0	8,261,011
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(20,969,397)**	**(323,100)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(11,719,430)	(10,502,873)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(3,418,938)	(7,182,255)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(50,169,148)	(14,191,572)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	3,597,335	5,766,651
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	40,740,784	25,786,949
6	**CASH FLOW FROM EXTERNAL FINANCING**	**69,237,456**	**67,993,689**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	22,601,396	33,179,520
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	114,892,703	63,053,913
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	14,096,183
27	(-) BANK FINANCING AMORTIZATION	(47,285,548)	(38,221,630)
28	(-) STOCK MARKET AMORTIZATION	(6,996,336)	(4,114,297)
29	(-) OTHER FINANCING AMORTIZATION	(13,974,759)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(9,712,028)**	**(2,152,789)**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(9,712,028)	(2,152,789)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(69,699,631)**	**(85,476,668)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(110,966,975)	(30,727,626)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	58,083,008	(48,276,525)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	(16,815,664)	(6,472,517)

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
	YIELD				
1	NET INCOME TO NET SALES	(6.67)	%	(6.33)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(85.32)	%	(30.28)	%
3	NET INCOME TO TOTAL ASSETS (**)	(5.02)	%	(4.37)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	(31.90)	%	(41.30)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(28.10)	%	0.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.75	times	0.69	times
7	NET SALES TO FIXED ASSETS (**)	1.19	times	0.99	times
8	INVENTORIES ROTATION (**)	7.52	times	6.47	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	15	days	19	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.14	%	6.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	94.11	%	85.56	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	15.99	times	5.93	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.89	%	50.52	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.84	%	53.88	%
15	OPERATING INCOME TO INTEREST PAID	17.07	times	14.10	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.80	times	0.81	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	1.09	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04	times	0.87	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.21	times	0.21	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	54.03	%	38.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.65	%	10.26	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.35)	%	(0.07)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.84	times	2.50	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	116.32	%	103.27	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(16.32)	%	(3.27)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	159.21	%	35.95	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$
8	CARRYNG VALUE PER SHARE	$0	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE COMPANY'S INCOME STATEMENT AND FINANCIAL POSITION

ANNEX 1

CONSOLIDATED
Final Printing

February 27, 2004

Pemex financial results report as of December 31, 2001.

Financial highlights

Pemex, Mexico's oil and gas company and the world's 8th largest integrated oil and gas company, announced its unaudited consolidated financial results for the twelve months ending December 31,2003

- Total sales rose 30%, compared to 2002, reaching Ps. 626.1 billion (US$55.7 billion)
- Crude oil exports averaged 1,844 Mbd, up 8%
- Income before taxes and duties increased 29% to Ps. 340.6 billion (US$30.3 billion)
- The net loss in 2003 increased 37% to Ps. 41.8 billion (US$3.7 billion), compared to the net loss of Ps. 30.5 billion in 2002.

Operational highlights

Total hydrocarbons production during 2003 amounted to 4,756 thousand barrels of crude oil equivalent per day, 5% greater than the production achieved in 2002:

- Crude oil production increased 6% and hit a new record high totaling 3,371 thousand barrels per day (Mbd)
- Natural gas production rose 2% to 4,498 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 3% to 418 Mbd

As of December 31, 2003, Mexico's proved oil and gas reserves were 18.9 billion barrels of crude oil equivalent (MMMbcoe).

Operating items

Exploration and production

Record production. In 2003, thanks to its extensive investment program, Pemex increased its crude oil production by 6% and reversed the declining trend in the production of natural gas observed since 1999. Similarly, Pemex attained new record high on the annual average crude oil production, reaching 3,371 Mbd.

Drilling activity. Moreover, and aligned with the objectives of increasing total reserves and improving the reserves' replacement ratio, during 2003 exploratory and development wells climbed 60% and 25%, respectively, compared to 2002. This is in accordance to Pemex's goals of developing its total reserves, improving its reserve restitution rate and increasing its hydrocarbon production.

Hydrocarbon reserves. As of December 31, 2003, proved hydrocarbon reserves totaled 18.9 MMMboe.

The net reduction of proved reserves in 2003 equaled 1,182 million barrels of crude oil equivalent (MMboe). This was a result of an accumulated annual production of 1,587 MMboe and an increment of proved reserves of 405 MMboe.

The addition of 405 MMboe of proved reserves was given by a 152 MMboe resulting from new developments and 253 MMboe from a positive revaluation of existing reserves. Accordingly, the proved reserves replacement ratio, including new developments and revaluations, was 26%.

The reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the data of an estimate may justify revision of an estimate.

In September 2002 Pemex announced a revision of Mexico's oil and natural gas reserves, as a result of the adoption of the Securities and Exchange Commission (SEC) criteria for proved reserves

Multiple Services Contracts. By the end of January 2004, five of the seven blocks offered under the Multiple Services Contracts (MSC) mechanism were awarded: Reynosa-Monterrey, Cuervito, Misión, Fronterizo and Olmos. The total expected investment of these five contracts is US$4.3 billion.

Leveraging on the efficiency of private contractors, the MSC's are expected to provide Pemex with substantial savings over their lives.

No proposals were presented on last year's November 5th and 12th bidding processes for the Corindón-Pandura and Ricos blocks. Pemex is evaluating its options for re-bidding these two blocks.

Gas and Basic Petrochemicals.

Gas processing and distribution. Continuing with its efforts to ensure a sufficient and timely supply of natural gas in Mexico, during 2003 Pemex completed the construction of three processing plants at the Arenque complex (a sweetening plant, a modular cryogenic plant and a sulfur recovery plant). These will permit processing the gas available in the Altamira region in northeastern Mexico.

In November, Pemex began operations of the distribution system Estación 19 - San Fernando, a 71-mile and 36-inch pipeline, which will allow increasing the north-south distribution of natural gas in Mexico from 650 MMcfd to 1,000 MMcfd.

In March, Pemex began operating an 85- mile and 30-inch pipeline which interconnects the Kinder Morgan system with the Pemex system and has a transportation capacity of 375 MMcfd. With this additional capacity, Pemex will be able to deliver natural gas to the power stations in the Huinalá region, in northern Mexico.

Finally, and consistent with Pemex's commitment to the environment, in August the company started operations of a new sulfur recovery plant in the Poza Rica Complex. All of Pemex's sulfur processing plants' emissions comply with Mexican regulations and are below the limit established by the Environmental Protection Agency in the United States.

Refining

Minatitlán

In December 2003, Pemex began the revamping of the Minatitlán refinery. This project is expected to conclude in August 2008 at an estimated investment cost of US$1.3 billion. The project's objectives are to increase production of gasoline, diesel and jet fuel by approximately 98, 43 and 5 Mbd, respectively.

Projects completed

During the year, Pemex completed the following projects:

- A coker plant at the Cadereyta refinery
- A naphtha hydrodesulfuration plant and a butanes isomerization plant at the Madero refinery
- A pipeline from Nuevo Teapa, in southeastern Mexico, to the Madero and Cadereyta refineries in northern Mexico
- A pipeline from the Cadereyta refinery to Reynosa, and to the border town of Matamoros
- A marginal pier in the city of Progreso, in the state of Yucatán

The completion of the above projects is partially shown in the 2003 results, and will be significantly reflected in 2004 results.

Refined products. During 2003, crude oil processing increased 3.2%, or 40 Mbd, as compared to 2002. Accordingly, production of refined products increased 5% to 1,555 Mbd. In particular, during 2003 gasoline and diesel production increased 11.7% and 15.3% respectively.

Refining margin. The refining margin improved 52%, from US$1.77 per barrel in 2002 to US$2.69 per barrel in 2003. This is due to the enhancement of Pemex's process capacity, resulted from the revamping of its refineries and higher refined petroleum products prices.

Franchises. In 2003, the number of franchise gas stations grew to 5,979 from 5,562 in 2002.

Petrochemicals

Petrochemical facilities. In order to foster efficiency and enhance the value added of the production of petrochemicals, during 2003, Pemex:

- Completed the first stage of improvements to the Morelos and La Cangrejera petrochemical centers. As a result of this, ethylene production is expected to increase by about 200 thousand tons (Mt)
- Resumed production of paraxylene, a key component of polyethylene terephtalate (PET), at La Cangrejera
- Started operations of a high-density polyethylene (switch) plant with a production capacity of 100 Mt
- Modified the process of aromatics in order to produce simultaneously heptanes and hexane or iso-hexane. Beforehand, it was only possible to produce heptanes and hexane

In 2004, Pemex expects to complete the expansion of a vinyl chloride plant at the Pajaritos petrochemical center from 200 Mt to 405 Mt.

Petrochemicals production. During 2003, total petrochemicals production rose by 4%, to 10,296 Mt, compared to 9,880 Mt in 2002.

International trade[2]

Record level of crude oil exports. In 2003, Pemex accomplished a new annual record level of crude oil exports, averaging 1,844 Mbd, 8% higher than in 2002. Of this amount, approximately 87% consisted of heavy crude oil and the rest of light and extra-light crude oils.

78% of the total crude oil exports were allocated to the United States, while the remaining 22% was distributed to Europe, the Far East, and to the rest of America.

During the year, the weighted average export price of the Mexican crude oil basket was US$24.81 per barrel, compared to US$21.37 per barrel in 2002.

In 2003, imports of refined products declined 18%, compared to 2002, to 287 Mbd, while imports of petrochemicals climbed 80% to 532 Mt. Natural gas imports ascended to 757 MMcfd, compared to 592 MMcfd in 2002.

2003 financial results

Inflationary restatement. For 2003 Pemex, has fully adopted the standards established by Bulletin B-10 under Mexican Generally Accepted Accounting Principles (MEXGAAP) for the evaluation and presentation of financial information in an inflationary environment.

MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE COMPANY'S INCOME STATEMENT AND FINANCIAL POSITION

ANNEX 1

Total sales. Pemex reported total sales (including the special tax on production and services, IEPS) of Ps. 626.1 billion (US$55.7 billion) for 2003, compared to Ps. 481.4 billion in 2002.
Domestic sales

Total domestic sales (including IEPS and an inflationary effect of Ps. 6.2 billion) were Ps. 387.3 billion (US$34.5 billion) compared to Ps. 314.3 billion in 2002:

- Sales of refined products in the domestic market without IEPS were Ps. 222.9 billion (US$19.8 billion), on a volume of 1,684 Mbd. The IEPS tax collected on those sales totaled Ps. 94.1 billion (US$8.4 billion)
- Natural gas sales were Ps. 51.9 billion (US$4.6 billion), on a volume of 2,621 MMcfd
- Petrochemical sales were Ps. 12.2 billion (US$1.1 billion), on a volume of 3,144 Mt

The 23% increase in domestic sales revenue reflects unit price increases as well as higher volumes.

Exports. Export sales were Ps. 238.9 billion (US$21.3 billion), an increase of 43% from Ps. 167.2 billion in 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and expenses. Costs and expenses increased 27%, with respect to 2002, reaching Ps. 260.9 billion (US$23.2 billion).

Cost of sales. Cost of sales increased 33% to Ps. 209.1 billion (US$18.6 billion) in 2003 from Ps. 157.8 billion in 2002. The increase of Ps. 51.3 billion is mainly composed by the following variations:

- Ps. 20.2 billion (US$1.8 billion) in maintenance costs
- Ps. 12.5 billion (US$1.1 billion) in product purchases - especially natural gas imports -
- Ps. 9.5 billion (US$0.9 billion) in depreciation charges, and
- an offsetting effect in the inventory valuation of crude oil and refined products of Ps. 4.4 billion (US$0.4 billion).

Other operating expenses. Transportation and distribution expenses increased 12% from Ps. 15.0 billion in 2002 to Ps. 16.7 billion in 2003 (US$1.5 billion).

Administrative expenses increased 9% from Ps. 32.1 billion in 2002 to Ps. 35.1 billion in 2003 (US$3.1 billion).

Cost of the reserve for retirement payments, pensions and indemnities increased 4% from Ps. 37.1 billion in 2002 to Ps. 38.7 billion in 2003 (US$3.4 billion). This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

Operating Income

Operating Income. The operating income totaled Ps. 365.2 billion (US$32.5 billion), 32% higher than the comparable figure of 2002, Ps. 276.5 billion.

Comprehensive financing cost

Full application of MEXGAAP

The comprehensive financing cost account emerges as a result of the full application of the standards established by MEXGAAP. The comprehensive financing cost includes:

- Net interest
- Foreign exchange loss or gain, and
- Monetary loss or gains

Net interest. Net interest expense increased 3%, to Ps. 14.2 billion (US$1.3 billion) in 2003 from Ps.13.8 billion in 2002. The registration of net interest from the previous accounting methodology did not change as it was already accounted as established in MEXGAAP.

Foreign exchange loss. Foreign exchange loss in December 2003, totaled Ps. 25.4 billion (US$ 2.3 billion), compared to a foreign exchange gain in December 2002 of Ps. 0.4 billion.

Under the previous accounting methodology, Pemex could capitalize its foreign exchange losses when the acquisition of an asset was financed by a liability. From 2003 and forth this capitalization practice will not be allowed.

Monetary gain. Monetary gain for 2003 was Ps. 11.7 billion (US$1 billion).

Monetary loss or gain results from the position on monetary assets and monetary liabilities. Monetary liabilities and monetary assets loss or gain value in an inflationary environment. Therefore, when the company's monetary liabilities are greater than the company's monetary assets, there is a monetary gain and vice versa.

Other expenses (revenues)

Other revenues. During 2003, there was a positive impact in the net balance of the account other expenses (revenues). It increased by Ps. 3.3 billion (US$0.3 billion) and is mainly the result of PMI trading activities.

Income before taxes and duties

Income before taxes. Income before taxes was Ps. 340.6 billion (US$30.3 billion) in 2003, 29% higher than Ps. 263.1 billion in 2002.

Taxes and duties

Same increase as total sales. Pemex's taxes and duties payment is equivalent to 60.8% of its total sales plus the excess gains duties. During 2003, taxes and duties (including IEPS) increased 30%, to Ps. 382.3 billion (US$34 billion) from Ps. 293.6 billion in 2002, due to an increase in total sales.

Excess gains duties. Pemex paid Ps. 18.7 billion (US$1.7 billion) in excess gains duties in 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican government's crude oil price budgetary assumption of US$18.35 per barrel for 2003. Pemex paid Ps. 13.8 billion in excess gains duties in 2002.

Net loss

Net loss. In 2003 Pemex reported a net loss of Ps. 41.8 billion (US$3.7 billion), compared to a net loss of Ps.30.5 billion in 2002.

The increase of Ps. 11.3 billion (US$1 billion) in the net loss is mainly explained by the foreign exchange loss of Ps. 25.8 billion (US$2.3 billion), derived by the depreciation of the peso against the dollar during the year. This was partially offset by the monetary gain of Ps. 11.7 billion (US$1 billion) and the balance between other revenues and other expenses of Ps. 3.2 billion (US$0.3 billion).

EBITDA

EBITDA grew 63%. For 2003, EBITDA, which is reconciled to net income as shown in the following table, was Ps. 315.5 billion (US$28.1 billion), representing an increase of 63% compared to Ps. 193.6 billion in 2002.

Depreciation and amortization totaled Ps. 41.1 billion (US$3.7 billion) in 2003 as compared to Ps. 31.6 billion in 2002.

The EBITDA margin (EBITDA / total sales excluding IEPS) increased to 59% from 53% in the prior year.

Total assets

Assets increased 19%. As of December 31, 2003, total assets increased 19% to Ps. 832.1 billion (US$74.1 billion) in comparison to the prior year:

- Current assets increased 36%, reflecting higher levels of cash and receivables
- Fixed assets increased 8%, reflecting new investments and the revaluation of assets
- Other non-current assets increased 57%, largely as the result of the calculation of the intangible asset for labor liabilities.

Total liabilities

Liabilities increased 31%. Total liabilities increased 31% to Ps. 783.1 billion (US$69.7 billion) compared to 2002:

- Current liabilities increased 19%, as a result of a higher level of total short-term debt and other current liabilities related to increased sales
- Long-term liabilities increased 34%, to Ps. 647.7 billion (US$57.6 billion), due to a higher level of total long-term debt and an increase in the reserve for retirement payments, and seniority premiums

Total debt is discussed in greater length below under "Financing Activities" section.

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums increased 33% to Ps. 283.7 billion (US$25.2 billion) from Ps. 213.3 billion in 2002.

The increase of Ps. 70.4 billion (US$6.3 billion) is integrated by:

- Ps. 42.3 billion (US$3.8 billion) from the use of inflation adjusted discount rates, rather than nominal rates, for the calculation of actual obligations
- Ps. 27.7 billion (US$2.5 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
- Ps. 6.9 billion (US$0.6 billion) due to a decrease of one year in the funding period, and
- An offsetting effect of Ps. 6.5 billion (US$0.6 billion) from an increase in the funding of the pension plan assets.

Equity

Equity reduction. As of December 31, 2003, Pemex's equity was Ps. 49 billion (US$ 4.4 billion), declining Ps. 51.7 billion from December 31, 2002. This reduction is mainly explained by:

- The 2003 net loss of Ps. 41.8 billion (US$3.7 billion)
- The payment of Ps. 9.7 billion (US$0.9 billion), corresponding to the minimum guaranteed dividends paid to the Mexican government in May 2003
- The elimination of the balance of the specific oil-field exploration and depletion reserve, which was Ps. 9.8 billion (US$0.9 billion). From now on the accounting methodology for exploration and drilling costs will be in line with the United States Generally Accepted Accounting Principles (USGAAP)
- The positive effect of the net value of the restatement of equity, which is Ps. 9.6 billion (US$0.9 billion)

Methodology for drilling expenses. Since 2004, Pemex will apply an accounting methodology for drilling expenses in order to make it comparable with international standards (successful efforts).

Financing activities

Capital expenditures

Higher capex. Pemex's realized capital expenditures were US$10.7 billion, translated using an exchange rate of Ps. 11.236 per US dollar.

2004 allocation. For 2004, the capital expenditures budget was increased to US$12 billion (US$1 = Ps.11.236) and will be allocated as follows:

- Production 79.4%
- Exploration 13.3%
- Refining 3.9%
- Gas and basic petrochemicals 2.1%
- Petrochemicals 0.9%
- Other 0.3%

Approximately 92% of the budgeted capital expenditures for 2004, or US$11 billion, will be used to fund Pidiregas projects.

Financing needs

In 2003 Pemex raised US$10.9 billion. During 2003, Pemex raised US$10.9 billion to fund Pidiregas projects. Of the total amount raised, 13% was in Mexican pesos and the rest in other currencies. The sources of financing were as follows:

- US$4.5 billion in foreign capital markets
- US$0.6 billion in the Mexican capital market
- US$3.7 billion in bank loans, including syndicated loans aggregating US$2.3 billion in December
- US$2.1 billion through Export Credit Agencies (ECA's)

2004 financing program. In 2004, Pemex's financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

- US$2 - US$2.5 billion in foreign capital markets
- US$2 - US$2.5 billion in the Mexican capital market
- US$1.8 billion in bank loans
- US$1.3 billion in ECA's

Total debt

Total debt of US$ 37.1 billion. As of December 31, 2003, total consolidated debt including accrued interest was Ps. 416.3 billion (US$37.1 billion). This figure represents an increase of 33%, or Ps.103.3 billion compared to 2002. Total debt includes:

- Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust in Delaware and a trust, recently created under Mexican laws and regulations, denominated F/163
- Notes payable to contractors
- Sale of future accounts receivable

MANAGEMENT'S DISCUSSION AND ANALYSIS ON THE COMPANY'S INCOME STATEMENT AND FINANCIAL POSITION

ANNEX 1

Short-term debt. Total debt with a remaining maturity of less than twelve months was Ps. 59.4 billion (US$5.3 billion) as of December 31, 2003, including:

- Ps. 57.5 billion in documented debt
- Ps. 1.9 billion in notes payable to contractors

As of December 31, 2002, the corresponding amounts were Ps. 49.5 billion and Ps. 1.6 billion, respectively. The total amount was Ps. 51.1 billion.

Long-term debt. Total long-term debt as of December 31, 2003 was Ps. 357 billion (US$31.8 billion). This figure includes:

- Ps. 303.6 billion in documented debt
- Ps. 13.2 billion in notes payable to contractors
- Ps. 40.2 billion in sale of future accounts receivable

As of December 31, 2002 these figures were Ps. 191 billion, Ps. 27.4 billion and Ps. 43.5 billion, respectively. The total amount was Ps. 261.9 billion.

Ratios. The ratio of EBITDA to total interest cost was 14.7 as of December 2003 compared to 7.8 as of December 2002.

Total debt/EBITDA was 1.3 as of December 2003 and 1.6 as of December 2002.

Maturity profile. The following table shows the maturity profile of the total debt by currency:

Capital markets

Master Trust. During 2003, the Pemex Project Funding Master Trust made the following issuances under its US$11 billion Medium-Term Note Program:

- GBP 250 million of 7.50% Notes due 2013
- US$750 million of 6.125% Notes due 2008
- US$500 million of 8.625% Bonds due 2022
- US$750 million of 7.375% Notes due 2014
- GBP 150 million of 7.50% Notes due 2013

Additionally, the Pemex Project Funding Master Trust made the following issuances during the same period:

- EUR 750 million of 6.625% Guaranteed Notes due 2010

- EUR 500 million of 6.25% Guaranteed Notes due 2013
- US$500 million of Guaranteed Floating Rate Notes due 2009

F/163. In October, Pemex , through the Mexican trust F/163, made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, issued on October 24, included:

- Ps. 3,000 million of floating rate instruments due 2007
- Ps. 2,500 million of floating rate instruments due 2009
- Ps. 1,000 million of 8.38% instruments due 2010

These peso issuances were reopened in January 30, 2004 in the following amounts:

- Ps. 4,000 million of floating rate instruments due 2007
- Ps. 5,500 million of floating rate instruments due 2009
- Ps. 2,500 million of 8.38% instruments due 2010

Repcon Lux

In addition, in January 2004 RepCon Lux S .A., a newly formed Luxemburg financing vehicle, issued approximately US$1.37 billion of guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Risk management

Crude oil. In December 2002 and January 2003, Pemex entered into short-term crude oil prices options to hedge against declines in crude oil prices. The amount hedged was around 20% of Pemex's total production.

Natural gas. In October 2003, Pemex, together with Mexico's Secretaries of Finance, Economy and Energy, announced a natural gas pricing program for Mexico's industrial consumers and dealers. Under this program, industrial consumers and dealers entered with Pemex into, either:

- A three-year hedging agreement at US$4.50 per million of British Termal Unit (MMBtu); or
- A one year hedging agreement at US$4.425 per MMBtu if the market price is below US$6 per MMBtu. If the market price is above US$6 per MMBtu, the client will pay the market price minus US$1.58 per MMBtu (US $4.425 per MMBtu plus the difference between the market price and US$6 per MMBtu)

Additionally, Pemex has continued offering traditional hedging instruments to its clients.

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y

Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

1 In accordance to Petroleum Inteligence Weekly Ranking 2003.
2 Source: PMI

Pemex Investors Relation

23/23
www.pemex.com

For more information get in touch with.t:
Investors Relation (5255) 1944 9700
Esteban Levin eleven@dcf.pemex.com
Celina Torres ctorresu@dcf,pemex.com
David Ruelas druelas@dcf.pemex.com
Rolando Galindo rgalindog@dcf.pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

DECEMBER 31, 2003 AND 2002

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

1. Basis of presentation

The interim consolidated financial statements of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies (collectively, "PEMEX"), as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002, are preliminary and unaudited. In the opinion of management, all adjustments (consisting principally of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included herein.

For the purposes of these unaudited consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with PEMEX's consolidated audited financial statements and notes thereto for the years ended December 31, 2002 and 2001.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA"). Until the year 2002, the recognition of inflation was carried out in accordance with Financial Reporting Standard ("NIF") 06-BIS "A" Section A as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP")

In January 2003, the SHCP authorized PEMEX to recognize the effects of inflation in accordance with NIF-06 BIS "A" Section C, beginning in the year 2003, which states that PEMEX has to adopt Bulletin B-10, "Recognition of the effects of inflation on financial information" ("Bulletin B-10"). The impact that the adoption of Bulletin B-10 on its consolidated financial statements as of December 31, 2003.

Beginning in the year 2004, PEMEX will change the accounting policy to record the operations related to the exploration and production of crude oil and gas activities; therefore, the oil field exploration and depletion reserve does not present any amount whatsoever in the consolidated balance sheet as of December 2003.

3. Accounts, notes receivable and other

At December 31, 2003 and 2002, Accounts, notes receivable and other amounts are integrated as follows:

	2003	2002
Trade-domestic	Ps.21,959,407	Ps.23,809,858
Trade-foreign	11,223,380	6,971,754
Pemex Finance, Ltd	8,147,107	7,481,944
Mexican Government Advance payments on minimum guaranteed dividends	10,175,024	9,712,028
Other accounts receivable	17,782,645	9,308,546
Less: Allowance for doubtful accounts	(2,195,833)	(1,911,830)
	Ps. 67,091,730	Ps.55,372,300

4. Inventories

At December 31, 2003 and 2002, inventories are integrated as follows:

	2003	2002
Crude oil, refined products, derivatives and petrochemical products	Ps.24,100,566	Ps.21,039,871
Materials and supplies in stock	4,187,062	4,485,787
Materials and products in transit	1,180,653	942,053
Less: Allowance for slow-moving inventory and obsolescence reserve	(1,644,374)	(2,062,742)
	Ps.27,823,907	Ps.24,404,969

5. Properties and equipment

At December 31, 2003 and 2002, the components of this caption, net of accumulated depreciation and amortization, are as follows:

	2003	2002
Land	Ps.37,771,032	Ps.36,533,854
Buildings	14,405,007	14,095,394
Wells and field assets	99,655,858	62,526,201
Plants, furnishings and equipment	244,319,377	208,275,760
Offshore platforms	45,783,485	24,800,889
	441,934,759	346,232,098
Fixed assets pending disposition	59,168	370,792
Construction spares	147,819	178,077
Construction in progress	84,046,369	139,317,002
Total	Ps.526,188,115	Ps.486,097,969

At December 31, 2002 the value of the fixed assets, excluding furniture and fixtures, vehicles, construction in progress and other non-significant assets, were restated based on specific indexes as determined by Instituto Mexicano del Petróleo (Mexican Petroleum Institute, or "IMP") and by an independent appraiser. In 2003, the restatement was made in accordance with Bulletin B-10 of MIPA. The effect is considered as not relevant in comparison with the methodology utilized in prior years.

Assets depreciation and wells amortization expense recorded in operating expenses for the year ended December 31, 2003 and 2002 was Ps.41,116,168 and Ps. 31,620,059, respectively, which include Ps. 1,309,913, related to dismantlement and abandonment costs. Accumulated depreciation and amortization at December 31, 2003 and 2002 was Ps. 469,071,453 and Ps. 410,154,695, respectively.

6. Long-term Debt

As of December 31, 2003, PEMEX had Ps. 40,210,145 in lines of credit bearing various interest rates. As of December 31, 2003, the unused portion of the lines of credit was Ps. 6,971,973.

During 2003, significant financing operations were as follows:

a. Petróleos Mexicanos obtained U.S. $152,340 (Ps. 1,711,692) from purchasing loans and for project financing, with fixed and variable interest rates. The project financing credits bear fixed interest from 3.32 % to 5.04 % and variable rates from LIBOR plus 0.0625 % to 1.5 %. The purchasing loans and project financing are repayable from 2003 through 2014.

b. Petróleos Mexicanos obtained unsecured loans of U.S. $ 440,000 (Ps. 4,943,840) bearing interest rates at LIBOR plus 0.55% and 0.725%. The unsecured loans are repayable during 2003 and 2004.

c. Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $ 125,000 (Ps. 1,404,500). The loans are repayable during 2004 and bear interest at LIBOR plus 0.585 % to 0.65 %.

d. Petróleos Mexicanos reutilized U.S. $ 432,000 (Ps. 4,853,952) under the commercial paper program; this program expires in 2004.

During 2003, the Master Trust undertook the following financing activities:

a. The Master Trust obtained U.S. $ 2,096,154 (Ps. 23,552,386) in financing guaranteed by export credit Agencies from several financial institutions, bearing fixed and variable interest. The fix rates bear interest between 3.23 % and 6.64 % and variable rates from LIBOR plus 0.03% to 2.25%. The amounts from these credits are repayable between 2003 and 2014.

b. The Master Trust obtained commercial bank loans totaling U.S. $ 2,640,000 (Ps. 29,663,040) of which U.S. $2,340,000 bear interest at LIBOR plus 0.4% to 1.9 % and U.S. $300,000 bear fixed interest rate of 5.44%. Also the Master Trust obtained commercial bank loans in Mexican currency which amounted to Ps. 2,500,000 and they bear floating interest rate plus 0.2% to 0.4%.

c. On January 27, 2003, the Master Trust issued £250,000 (Ps. 4,568,042) of 7.50% Bonds due 2013. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

d. On February 6, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,259,975) of 6.125% Bonds due 2008. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

e. On March 21, 2003, the Master Trust issued U.S. $500,000 (Ps. 5,506,650) of 8.625% Bonds due 2022. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

f. On April 4, 2003, the Master Trust issued €750,000 (Ps. 9,606,352) of 6.625% Bonds due 2010. The Bonds are guaranteed by PEMEX.

g. On June 4, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,259,975) of 7.375% Bonds due 2014. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

h. On August 5, 2003, The Master Trust issued €500,000 (Ps. 6,404,235) of 6.25% Bonds due 2013. The Bonds are guaranteed by PEMEX.

i. On October 15, 2003, The Master Trust issued U.S. $500,000 (Ps. 5,618,000) of LIBOR to 3 months plus 1.8% Bonds due in 2009. The Bonds are guaranteed by PEMEX.

j. On November 7, 2003, The Master Trust issued £150,000 (Ps. 2,940,813); this issue was a reopening of the bonds issued on January 27, 2003 at an interest rate of 7.50% and due in 2013; the Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

k. On October 24, 2003, PEMEX issued Ps. 6,500,000, through the Trust F/163, a trust approved by the Comisión Nacional Bancaria y de Valores (CNBV), under its Ps. 20,000,000 notes program. The placement was made in three tranches: Ps. 3,000,000 of notes due in 2007, bearing a floating rate; Ps. 2,500,000 of notes due in 2009 bearing a floating rate and Ps. 1,000,000 of notes due in 2010 bearing a fixed rate of 8.38%.

l. PEMEX, through the Trust F/163, obtained from BBVA Bancomer, a bank credit of Ps. 2,500,000 of notes due from 2004 to 2008, bearing a floating rate plus 0.36%..

m. PEMEX, through the Trust F/163, obtained from BBVA Bancomer, a bank credit of Ps. 7,000,000 of notes in two tranches: Ps. 4,945,000 bearing a floating rate plus 0.35% and Ps. 2,055,000 bearing a fixed interest rate of 8.4%; both tranches are due in 2007 and 2008.

7. Comprehensive profit/loss

Comprehensive loss for the years ended December 31, 2003 and 2002 is analyzed as follows:

	2003	2002
Net loss for the period	(Ps. 41,782,148)	(Ps. 30,492,113)
Effect of restatement in the period – Net	9,556,407	8,685,724
Net increase in specific oil-field exploration and depletion reserve	(9,804,251)	1,747,867
Other equity movements (1)	(149,402)	40,627
Comprehensive loss for the period	Ps. (42,179,394)	(Ps.20,017,895)

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

8. Foreign Currency Position

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at December 31, 2003 and 2002:

	Amounts in foreign currency (Thousands)				
December 31, 2003:	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	7,462,514	(30,769,404)	(23,306,890)	11.2360	(Ps. 261,876,216)
Japanese yen	-	(174,259,979)	(174,259,979)	0.1048	(18,262,446)
Pounds sterling	248	(450,304)	(450,056)	20.0922	(9,042,615)
Swiss Francs	-	(344)	(344)	9.0833	(3,125)
Dutch Guilders	-	-	-	-	-
Euros	525,716	(2,424,803)	(1,899,087)	14.1630	(Ps. 26,896,769)
Net-short position, before foreign-currency hedging					(Ps. 316,081,170)
December 31,. 2002:					
U.S. dollars	12,969,633	(32,372,228)	(19.402.595)	10.3125	(Ps.200,089,261)
Japanese yen	(102,593,907)	(204,882,010)	(102,288,103)	0.0869	(8,888,836)
Pounds sterling	125,208	(125,479)	(271)	16.6217	(4,504)
Swiss Francs	-	(669)	(669)	7.4572	(4,989)
Dutch Guilders	40	-	40	4.9044	196
Euros	1,318,788	(1,369,405)	(50,617)	10.8188	(547,615)
Net-short position, before foreign-currency hedging					(Ps.209,535,009)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy works for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediation as of December 31, 2003 and 2002 of Ps. 1,757,700 and Ps. 2,199,755, respectively. These liabilities are included in the "Reserve for sundry creditors and others", in the Balance Sheet.

c. A trust agreement has been formed between Pemex-Gas and Basic Petrochemicals as beneficiary, Distribuidora de Gas de Querétaro, S. A. de C. V.; DGN de la Laguna Durango, S. de R. L. de C. V.; DGN de Chihuahua, S. de R. L. de C. V.; Repsol México, S. A. de C. V. (now Gas Natural de México, S. A. de C. V.); Gas Natural del Río Pánuco, S. de R. L. de C. V.; Tamaulipas, S. A. de C. V.; NATGASMEX, S. A. de C. V.; Consorcio Mexigas, S. A. de C. V.; Comercializadora Metrogas, S. A. de C. V. (formerly DIGANAMEX, S. A. de C. V.) and Distribuidora de Gas Natural de Jalisco, S. A. de C. V., as trustees, and the Banco Nacional de Obras y Servicios Públicos, S. N. C. (National Bank of Public Works and Services, S. N. C.) as trust administrator. Pursuant to this agreement, Pemex-Gas and Basic Petrochemicals is obligated to transfer the right to the use of assets associated with natural gas distribution from Pemex-Gas and Basic Petrochemicals to the trustees and, in return, the trustees are obligated to deposit in the trust a payment for the right of use of the transferred assets. This payment was approximately Ps. 78,346 and Ps. 233,146 at December 31, 2003 and 2002, respectively. The trust administrator is obligated to transfer the ownership of the assets to the trustees once the title and control of the assets has been formalized and properly accredited into the name of the trustees.

d. PEMEX, through its subsidiaries PMI Comercio Internacional, S.A. de C.V. and PMI Norteamérica, S.A. de C.V., has executed several long-term purchase and sale contracts for Maya crude oil with various refineries. These contracts oblige the buyers to construct conversion units (coking/catalyst conversion units) that permit the optimization of yields from the refining process of Maya crude. PMI, in its role, principally has the obligation to assign Maya crude oil once the new investments have been completed.

e. At December 31, 2002, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 17,523,211. At December 31, 2002, PEMEX has reserved an amount of Ps. 1,064,257 related to those contingencies. PEMEX believes that the outcome will be unfavorable.

f. PEMEX presently faces claims in courts, filed by service providers for damages amounting to U.S. $ 497,300 (Ps. 5,587,663). These legal proceedings have recently begun and PEMEX believes that to date it is not necessary to create any provision.

g. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 890,745). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 51,416). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 55,607) for unsatisfactory work. At the present time, documentary evidence is now in the process of being presented to the court.

h. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At December 31, 2003 and 2002, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 21,311,844 and Ps. 22,196,957, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

i. PEMEX sold 13,679,704 shares of Repsol and simultaneously contracted an equity swap on such shares with an international financial institution. The agreement contains a mandatory repurchase clause for the shares. The repurchase commitment is for U.S. $292,000.

j. The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- The payment of a fine in the amount of Ps. 8,528;

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. A ruling by the appeals court has not been handed down on the other appeal.

k. At December 31, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 46,800,433. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-A.

l. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX does not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made accruals.

m. Derived of the Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction

Contract) signed with Conproca and accounted for under PIDIREGAS, and due to the non-fulfilment of the terms agreed by the involved parties, PEMEX appeared before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, on September 14, 2001.

As a result of the lawsuit above, PEMEX was required to pay U.S. $497,400 for the alleged non-fulfilment of diverse contracts and agreements between Conproca and PEMEX. The amount claimed by Conproca is for additional contract work, indemnities and additional expenses incurred and not refunded by PEMEX. Subsequently, PEMEX filed a counterclaim against Conproca in relation to the non-fulfilment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200.

10. Business segment information

PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products. Main data by business segment without considering eliminations for the consolidated financial statements are as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary companies
For the year ended December 31, 2003					
Net sales:					
- Trade	Ps.183,628,097	Ps.294,577,620	Ps.99,934,930	Ps.12,273,136	Ps.35,727,623
- Intersegment	243,069,216	13,530,065	42,430,425	4,708,359	277,653,713
Operating income	300,697,152	71,289,173	3,970,629	(9,527,294)	441,883,230
Net loss	(2,492,767)	(35,676,265)	5,034,830	(14,207,109)	4,966,622
Total assets	596,306,628	215,946,291	85,854,406	33,000,261	473,315,382
For year ended December 31, 2002					
Net sales:					
- Trade	Ps.128,762,652	Ps.256,272,795	Ps. 62,435,825	Ps.8,187,177	Ps.25,778,668
- Intersegment	152,906,222	7,890,562	20,726,782	2,993,281	377,054,246
Operating income	191,692,321	80,774,511	2,847,451	(11,798,327)	2,661,407
Net loss	15,366,504	(35,321,036)	2,455,182	(12,109,851)	(784,346)
Total assets	400,591,904	186,383,808	61,770,975	24,860,024	583,002,850

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

RELATIONS OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100	34,920	118,627
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100	22,676	90,565
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	69,837
P.M.I. Holdings B.V.	Holding	40	100	79	298
P.M.I. Holdings N.V.	Holding	6,200	100	7,956	17,547
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	978
P.M.I. Marine Ltd.	Trader of crude oil	1	100	17,509	29,152
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100	28,217	301,062
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	628,066
AFFILIATES					
Mexpetrol, S.A. de C.V.	Oil & gas company	1,530	32.54	1,839	8,560
Repsol YPF	Oil & gas company	58,664,704	4.94	3,949,146	4,802,591
Deer Park Refining Limited	Refining company	1	0.00	0	3,445,101
Servicios Aèreos Especializados, S.A. de C.V.	Air transportation	142,094,762	49	142,095	548,253
Mexicana de Lubricantes, S.A. de C.V. (Mexlub), includes allowance for securities fluctuation	Lubricants trader	17,879,561	46.80	178,796	128,540
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50	393,579	604,386
CH4 Energia, S.A. de C.V.	Gas trader	2,333	50	2,398	4,131
I.I.I., S.A	Assets Holding	62,165,678	100	62,167	217,773
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60	8,152	39,131
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	6,426
Pasco International, Limited	Holding	10,000	100	31	586
Pasco Terminals (100% Pasco International)	Sulphuric liquid storage and distribution	1,000	100	47,325	12,521
Terrenos para Industrias, S.A.	Real Estate Holding	499	99.80	3,505	(377,375)
Other investments		1	0	0	22,070
OTHER AFFILIATES (4) (N° OF AFFILIATE.)					
Total Investments in Affiliates				4,794,304	9,462,694
OTHER PERMANENT INVESTMENTS					1,413,475
T O T A L				4,928,390	11,504,235

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	National Institutions: Current Year	National: Up to 1 Year	National: Up to 2 Years	National: Up to 3 Years	National: Up to 4 Years	National: Up to 5 Years or More	Foreign Institutions: Current Year	Foreign: Up to 1 Year	Foreign: Up to 2 Years	Foreign: Up to 3 Years	Foreign: Up to 4 Years	Foreign: Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
NACIONAL FINANCIERA,S.N.C.	21/10/2004	6.6425	4,500,000	0												
BANCO BILBAO VIZCAYA-MEXICO,	26/09/2005	6.4900	0	2,500,000												
BANCO MERCANTIL DEL NORTE,S.	4/7/2006	6.3900	0	500,000												
BANCO NACIONAL DE COMERCIO E	17/09/2006	6.1700	0	1,000,000												
BBVA BANCOMER,S.A. SUCURSAL	18/12/2008	6.3500	277,778	2,222,222												
BBVA BANCOMER,S.A. SUCURSAL	23/12/2008	6.2900	0	4,945,000												
BBVA BANCOMER,S.A. SUCURSAL	23/12/2008	8.4000	0	2,055,000												
GRUPO FINANCIERO SCOTIABANK	28/07/2006	6.4300	0	1,000,000												
BANCO NACIONAL DE COMERCIO E	19/08/2005	1.9400	0	0		2,247,200	3,370,800									
BANCO NACIONAL DE COMERCIO E	30/06/2018	8.1100	0	0		337,080	224,720	224,720	224,720	2,359,560						
BANCO SANTANDER MEXICANO,S.A	19/09/2013	1.9400	0	0		112,360	112,360	112,360	112,360	674,160						
BANCO SANTANDER MEXICANO,S.A	30/11/2006	2.1200	0	0				2,809,000								
BANOBRAS (1) (8)	17/11/2006	1.9600	0	0		3,032	1,515	1,515								
BANOBRAS (1) (8)	28/12/2006	2.3500	0	0		758,094	379,189	379,189								
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.1200	0	0		2,247,200	1,123,600	1,123,600	1,123,600	1,123,600						
BBVA BANCOMER,S.A. SUCURSAL	13/02/2004	1.9500	0	0		1,685,400										
NACIONAL FINANCIERA,S.N.C.	29/12/2008	8.1100	0	0						1,123,600						
BANK OF AMERICA (1) (8)	23/12/2006	1.9600	0	0								5,754	2,884	2,884		
BANK OF AMERICA (1) (8)	23/12/2006	2.3500	0	0								834,263	418,688	418,688		
BANK OF AMERICA (2) (8)	23/12/2006	3.0000	0	0								1,172	591	591		
BANK OF AMERICA (2) (8)	23/12/2006	3.7600	0	0								11,832	5,914	5,914		
BANK OF AMERICA (4) (8)	23/12/2006	1.0600	0	0								2,072	1,036	1,036		
CITIBANK N.A. (1) (8)	27/12/2007	1.9400	0	0								6,226,617	1,872,667	17,556,250	2,809,000	
CITIBANK N.A. (1) (8)	16/04/2004	2.1200	0	0								2,247,200				
CITIBANK N.A. (1) (8)	17/05/2004	2.3500	0	0								2,303,380				
DERIVACION DE FONDOS (1) (	21/03/2005	2.3500	0	0								2,982,486	1,127,438	782,515		
DERIVACION DE FONDOS (2) (	16/11/2006	3.7600	0	0								24,813	9,835	7,218		
J.P. MORGAN CHASE (1) (8)	10/6/2005	1.9400	0	0								1,966,300	2,809,000			
BANCO SANTANDER CENTRAL HISP	20/03/2007	1.9400	0	0								3,483,160	674,160	674,160	674,160	
BAYERISCHE LANDESBANK GIROZE	9/9/2004	1.9400	0	0								561,800				
CREDIT AGRICOLE INDOSUEZ NEW	30/01/2004	1.9400	0	0								561,800				
SANPAOLO IMI BANK N.Y. (1)	18/06/2004	1.9500	0	0								280,900				
THE BANK OF NEW YORK (1) (	4/9/2004	1.9500	0	0								449,440				
WESTLB AG,LONDON BRANCH (1)	11/10/2006	1.9400	0	0									112,360	337,080		
PEMEX CAPITAL,INC. (1) (10	3/5/2004	1.0900	0	0								4,853,952				
GENERAL ELECTRIC CAPITAL COR	7/2/2012	8.0000	0	0								81,867	107,352	124,043	229,717	1,020,396
GENERAL FOODS CREDIT INVESTO	15/03/2004	8.2200	0	0								489,072				
MIZUHO BANK (1) (8)	15/03/2004	2.3500	0	0								1,516,860				
VERIZON CAPITAL CORPORATION	15/09/2009	8.3300	0	0								24,773	49,547	24,773	24,773	49,686

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
GENERAL FOODS CREDIT INVESTO	30/05/2009	8.1200	0	0								48,344	66,679	146,742	173,049	197,056
INTEREST PAYABLE			47,143	0		187,179						526,386				
CONPROCA, S.A. DE CV	15/06/2010	8.4000	0	0		1,628,875	1,768,575	1,920,257	2,084,947	6,028,588						
FSO INC. (1) (7)	30/09/2008	15.0000	0	0		204,885	208,660	242,203	281,138	225,616						
MINATITLAN			0	0			428,445									
PEMEX FINANCE (1) (7) (10)	15/11/2018	8.0500	0	0												37,618,042
PEMEX FINANCE (1) (8) (10)	4/7/2014	4.4800	0	0												2,528,100
UNSECURED DEBT																
GUARANTEED BANK LOANS																
NACIONAL FINANCIERA,S.N.C.	15/12/2009	2.4000	0	0		252,084	252,084	252,084	252,084	504,150						
NACIONAL FINANCIERA,S.N.C.	20/11/2015	3.1600	0	0		337,777	337,777	337,777	337,777	2,702,215						
EKSPORTFINANS ASA (1) (7)	3/2/2012	5.4200	0	0								210,202	249,930	249,930	246,708	315,695
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	1.9400	0	0								1,812,754	1,812,754	1,812,754	1,812,754	7,010,357
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	5.4200	0	0								51,443	102,887	102,887	102,887	668,765
BANCO SANTANDER CENTRAL HISP	28/02/2008	1.9400	0	0								273,358	273,358	201,202	138,526	34,815
BARCLAYS BANK,P.L.C. (1) (	20/03/2014	1.9400	0	0								529,943	544,603	544,603	544,603	2,562,478
BNP PARIBAS (1) (8)	15/03/2014	1.9400	0	0								95,994	1,596,488	191,988	191,988	1,247,922
BNP PARIBAS (1) (8)	11/12/2004	2.1200	0	0								842,700				
DRESDNER BANK AG (1) (8)	6/1/2012	1.9400	0	0								268,749	268,749	268,749	268,749	1,190,420
EXPORT DEVELOPMENT CANADA (	28/07/2013	1.9400	0	0								370,438	334,687	325,305	322,347	1,076,648
EXPORT DEVELOPMENT CANADA (	15/05/2006	8.1100	0	0								14,677	13,496	4,638		
HSBC INVESTMENT BANK,PLC (1	26/09/2011	8.1100	0	0								93,053	93,053	93,053	90,348	246,750
KREDITANSTALT FUR WIEDERAUFB	31/12/2012	1.9400	0	0								233,353	233,353	233,353	233,353	1,026,524
KREDITANSTALT FUR WIEDERAUFB	15/12/2006	8.1100	0	0								28,704	24,443	20,371		
MEDIOCREDITO CENTRALE S.P.A.	30/04/2012	1.9400	0	0								53,175	53,175	53,175	53,175	239,287
HSBC INVESTMENT BANK, PLC	19/04/2014	1.9400	0	0								6,668	13,336	13,336	13,336	86,683
HSBC INVESTMENT BANK, PLC	29/10/2007	5.4200	0	0								103,810	78,070	52,249	23,734	
NATEXIS BANQUE (2) (7)	30/06/2016	6.9400	0	0								750	750	750	750	4,946
SOCIETE GENERALE (1) (8)	30/01/2009	1.9400	0	0								657,577	591,743	495,528	295,487	201,983
STANDARD CHARTERED BANK (1	20/12/2013	1.9400	0	0								241,905	206,984	206,984	206,984	1,143,362
J.P. MORGAN CHASE (1) (8)	3/8/2012	1.9400	0	0								69,499	69,499	69,499	69,499	291,929
DEUTSCHE BANK (1) (8)	15/12/2013	1.9400	0	0								26,661	26,661	26,661	26,661	142,222
TORONTO DOMINION BANK (1)	20/04/2009	1.9400	0	0								20,635	41,271	41,271	41,271	57,935
THE BANK OF TOKYO,MITSUBISHI	14/03/2013	1.9400	0	0								249,689	499,378	499,378	499,378	2,746,578
JAPAN BANK FOR INTERNATIONAL	6/7/2011	2.4000	0	0								68,822	68,352	68,352	68,352	241,656
THE EXPORT-IMPORT BANK OF KO	6/1/2012	5.4200	0	0								224,720	224,720	224,720	224,720	1,011,240
MIZUHO CORPORATE BANK, LTD	6/8/2006	1.9400	0	0								54,202	54,202	26,944		

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
MIZUHO CORPARATE BANK, LTD (	20/05/2010	2.4000	0	0								1,463,762	1,463,762	1,463,762	1,463,762	3,659,392
INTEREST PAYABLE			0	0		16,362						241,570				
FINANCIAL ENTITIES																
TOTAL BANK LOANS			4,824,921	14,222,222	0	10,017,528	8,207,725	7,402,705	4,416,626	14,741,489	0	37,793,056	16,197,855	27,373,336	10,850,071	66,620,867
STOCK EXCHANGE (3)																
STOCK EXCHANGE REGISTERED (3)																
UNSECURED DEBT																
GUARANTEED																
DEUTSCHE BANK (1) (8)	1/7/2005	1.1500	0	0									5,618,000			
DEUTSCHE BANK (1) (7)	2/1/2005	6.5000	0	0									6,741,600			
DEUTSCHE BANK (1) (7)	2/1/2009	7.8800	0	0												11,236,000
DEUTSCHE BANK (1) (7)	15/11/2011	8.0000	0	0												8,427,000
DEUTSCHE BANK (1) (7)	30/03/2005	8.3800	0	0									3,932,600			
DEUTSCHE BANK (1) (7)	2/1/2022	8.6300	0	0												14,045,000
DEUTSCHE BANK (1) (7)	15/09/2007	8.8500	0	0											6,741,600	
DEUTSCHE BANK (1) (7)	30/03/2018	9.2500	0	0												3,932,600
DEUTSCHE BANK (1) (7)	12/2/2008	9.3800	0	0												6,721,825
DEUTSCHE BANK (1) (7)	15/09/2027	9.5000	0	0										5,618,000		4,494,400
DEUTSCHE BANK (1) (7)	15/08/2008	6.1300	0	0												8,427,000
DEUTSCHE BANK (1) (7)	15/12/2014	7.3800	0	0												19,663,000
DEUTSCHE BANK (1) (7)	15/02/2008	8.5000	0	0												11,236,000
DEUTSCHE BANK (1) (7)	13/10/2010	9.1300	0	0												11,236,000
DEUTSCHE BANK (2) (7)	8/2/2007	7.7500	0	0											7,081,500	
DEUTSCHE BANK (2) (8)	3/4/2008	7.5900	0	0												1,462,878
DEUTSCHE BANK (5) (7)	18/12/2013	7.5000	0	0												8,036,906
DEUTSCHE BANK (3) (7)	12/5/2023	3.5000	0	0												3,144,956
J.P. MORGAN CHASE (1) (8)	15/10/2009	1.1500	0	0												5,618,000
J.P. MORGAN CHASE (2) (7)	8/5/2013	6.2500	0	0												7,081,500
J.P. MORGAN CHASE (2) (7)	4/5/2010	6.6300	0	0												10,622,250
GRUPO FINANCIERO SCOTIABANK	14/10/2010	8.3800	0	1,000,000												
GRUPO FINANCIERO SCOTIABANK	18/10/2007	6.1100	0	3,000,000												
GRUPO FINANCIERO SCOTIABANK	10/8/2009	6.4600	0	2,500,000												

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) — Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
LLOYDS TSB (5) (7)	30/03/2006	14.5000	0	0										1,004,610		
CITIBANK N.A. (1) (7)	6/1/2007	9.0000	0	0											2,809,000	
CITIBANK N.A. (2) (8)	14/04/2004	2.1300	0	0								2,560,103				
CITIBANK N.A. (2) (7)	13/08/2007	7.3800	0	0											5,485,934	
INTEREST PAYABLE			54,171	0								4,119,907				
PRIVATE PLACEMENTS																
UNSECURED DEBT																
GUARANTEED																
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			54,171	6,500,000	0	0	0	0	0	0	0	6,680,010	16,292,200	6,622,610	22,118,034	135,385,315
SUPPLIERS																
OTHER SUPPLIERS			32,867,957	0												
TOTAL SUPPLIERS			32,867,957	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHERS			8,054,283	0												
GENERAL TOTAL			45,801,332	20,722,222	0	10,017,528	8,207,725	7,402,705	4,416,628	14,741,489	0	44,473,066	32,490,055	33,995,946	32,968,105	202,008,182

**PAYING AGENTS

* GUARANTY GIVEN BY CREDIT AGENCIES TO EXPORTS

NOTES:

(1) In the bank loans or suppliers loans denominated in pesos, only those credits contracted in Mexican currency will be included.

(2) In the credits denominated in foreign currency, distinction should be made between credits contracted with National institutions and those contracted abroad.

(3) Credits denominated in Mexican currency from National institutions as well as those from International institutions, should be broken down in short term and long term balances, using the column of the current year for those liabilities that are due in the fiscal year that *is being reported and depending on their maturity due date, they will be registered* in the column of up to 1 year, up to 2 years, up to 3 years, up to 4 years, up to 5 years or more, as corresponding.

(4) In guaranteed credits it should be specified to what kind of guarantee they belong, for example: (to exports credit guarantee, letter of credit or other guarantees).

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	7,462,514	83,848,807	663,109	7,450,697	91,299,504
LIABILITIES POSITION	30,769,404	345,725,023	5,487,331	61,655,651	407,380,674
SHORT TERM LIABILITIES POSITION	5,956,692	66,929,391	440,892	4,953,862	71,883,253
LONG TERM LIABILITIES POSITION	24,812,712	278,795,632	5,046,439	56,701,789	335,497,421
NET BALANCE	(23,306,890)	(261,876,216)	(4,824,222)	(54,204,954)	(316,081,170)

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars	11.2360
Japanese Yens	0.1048
Sterling Pounds	20.0922
Swiss Francs	9.0833
Euros	14.1630

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	11,739,215
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					11,739,215

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES ADOPTED THE PROVISIONS OF BULLETIN "B-10" AS OF THE FISCAL YEAR OF 2003. THE EFFECTS OF THIS APPLICATION WERE INCORPORATED TO THE ACCOUNTING OF THE ENTITIES THAT CONSOLIDATE AS OF THE FOURTH QUARTER OF THE YEAR, WITH RETROACTIVE EFFECTS AS OF JANUARY 2003. CORPORATE PEMEX, AS THE CONSOLIDATING UNIT, CONSIDERED THE RESULTS BY MONETARY POSITION, THROUGH THE CONSOLIDATING PROCESS PERFORMED IN THE LAST QUARTER OF 2003. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP			
Crude oil production (tbpd)		3,506	95.8
Gas Production (mmcfpd)		4,613	97.1
REFINING			
Atmospheric destillation capacity (tbpd)		1,540	82.1
Cadereyta		275	77.4
Madero		190	75.4
Minatitlán		185	96.0
Salamanca		245	63.9
Salina Cruz		330	92.1
Tula		315	86.0
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS			
Sweetening Gas plant (mmcfpd)		4,495	74.8
Cactus		1,960	78.2
Nuevo Pemex		0	79.1
Ciudad Pemex		1,290	71.5
Matapionche		0	74.6
Poza Rica		0	43.3
Arenque		0	0.0
PETROCHEMICALS			
Production Capacity (tt)		11,561	47.2
Camargo (in desincorporation process)		0	0.0
Cangrejera		2,427	76.7
Cosoleacaque		4,998	21.7
Escolín		0	7.5
Independencia		0	76.4
Morelos		2,107	76.0
Pajaritos		1,021	61.3
Tula		0	77.0
Distribution Facilities		0	0.0
Petrochemicals (tt) Note 1		0	26.1

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- The percentage that is used of the Petrochemicals Distribution Facilities is not available.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
L.P. GAS	246		327	36,465,093			
MAGNA SIN GASOLINE	397		500	80,842,398	100	Pemex Magna	DISTRIBUTORS
PREMIUM GASOLINE	38		100	18,360,861	100	Pemex Premium	DISTRIBUTORS
JET FUEL	60		54	7,225,201			
DIESEL	308		295	44,690,990	100	Pemex Diesel	DISTRIBUTORS
FUEL OIL	397		355	30,498,062			
OTHER REFINED PRODUCTS	111		53	4,785,310			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	1,419		777	1,648,524	81		
ETHANE DERIVATIVES	4,822		917	6,196,994	58		
AROMATICS AND DERIVATIVES	794		330	1,911,166	61		
PROPYLENE AND DERIVATIVES	477		326	1,655,587	21		
OTHER PETROCHEMICAL PRODUCTS	2,825		795	823,759			
DRY GAS	3,029		2,621	51,883,766			
IEPS				94,076,298			
EFFECT B-10				6,187,390			
TOTAL		0		387,251,399			

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL			1,860	179,766,092	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			177	17,524,060			
PETROCHEMICAL PRODUCTS			813	1,600,575			
MARGINAL EFFECT				35,727,623			
B-10 EFFECT				4,271,657			
TOTAL				**387,251,399**			

OBSERVATIONS:

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons
a) Contribution to the domestic market per basket of selected products.
b) Ammonia and methanol are considered with the ethane derivatives.
c) In the aromatics and their derivatives the following are considered: acetaldehyde, ethylene, glycols, polyethylenes of high and low density, ethylene oxide and vinyl chloride.
d) In the propylenes and derivatives the following are considered: bencene, toluene, xylene acrylonitrile and propylenes.
The destiny of the foreign sales is in its majority the United States and Canada and to a lesser degree Europe, Central and South America, as well as the Far East.
The amounts are given in thousands of pesos and the volumes are given in thousands of barrels per day, except in the case of petrochemical products, which are given in thousands of tons.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
NA	0	0	0			0	0	86,138,424
TOTAL			**0**	**0**	**0**	**0**	**0**	86,138,424

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

		NUMBER OF	**MARKET VALUE OF THE SHARE**					
	SERIAL	**SHARES**	**AT REPURCHASE**		**AT QUARTER**			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION BY THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	57222500
FAX:	55458870
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	55316379
FAX:	52544534
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FELIPE CALDERON HINOJA
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felipech@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

POSITION:	GENERAL COUNSEL
NAME:	LIC. JUAN CARLOS SORIANO ROSAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 84 25
FAX:	19 44 93 07
E-MAIL:	jcsoriano@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JOSÉ CÉSAR NAVA VÁZQUEZ
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 6231
FAX:	5000 6048
E-MAIL:	jcnava@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CORPORATE FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47

E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	ADVISOR COORDINATOR OF THE CORPORATE FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47
E-MAIL:	elevin@dcf.pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNANDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DIAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, FEBRUARY 27, 2004

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 4 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date: March 5, 2004

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.